UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)

Terra Industries Inc.
(Name of Subject Company)

Terra Industries Inc.
(Name of Person Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

880915103
(CUSIP Number of Class of Securities)

John W. Huey, Esq.
Vice President, General Counsel and
Corporate Secretary
Terra Industries Inc.
Terra Centre
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102-6000
Telephone: (712) 277-1340
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:

Faiza J. Saeed, Esq.	David C. Karp, Esq.
Thomas E. Dunn, Esq.	Wachtell, Lipton, Rosen & Katz
Cravath, Swaine & Moore LLP	51 West 52nd Street
Worldwide Plaza	New York, New York 10019
825 Eighth Avenue	Telephone: (212) 403-1000
New York, New York 10019
Telephone: (212) 474-1000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 9 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Terra Industries Inc., a Maryland corporation (“Terra”), with the Securities and Exchange Commission on March 5, 2009, relating to the unsolicited offer by CF Industries Holdings, Inc., a Delaware corporation (“CF”), through its wholly owned subsidiary, Composite Acquisition Corporation, a Maryland corporation, as disclosed in the Tender Offer Statement on Schedule TO, dated February 23, 2009 (as amended or supplemented from time to time, the “Schedule TO”), to exchange each outstanding common share of Terra, without par value (“Terra Common Share”), for 0.4235 of a share of common stock, par value $0.01 per share, of CF (together with the associated preferred stock purchase rights) (“CF Common Share”), upon the terms and subject to the conditions set forth in (i) the Preliminary Prospectus/Offer to Exchange, dated February 23, 2009 (the “Exchange Offer”), and (ii) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, constitute the “Offer”). Capitalized terms used but not defined herein have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     The following is hereby added under the heading “Offer” of “Item 2. Identity and Background of Filing Person” beginning on page 2 of the Statement:
     On June 19, 2009, CF announced that it had extended the expiration date of the Offer, which was originally scheduled to expire at 5:00 p.m., Eastern Time, on June 26, 2009, to 5:00 p.m., Eastern Time, on July 10, 2009, unless further extended. All other terms and conditions of the Offer remained unchanged. On July 6, 2009, CF announced that it had further extended the expiration date of the Offer, which was scheduled to expire at 5:00 p.m., Eastern Time, on July 10, 2009, to 5:00 p.m., Eastern Time, on August 7, 2009, unless further extended. All other terms and conditions of the Offer remained unchanged.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The following is hereby added under the heading “Background of the Offer and Reasons for Recommendation—Background of the Offer” of “Item 4. The Solicitation or Recommendation” beginning on page 8 of the Statement:
     On June 19, 2009, CF announced that it had extended the expiration date of the Offer, which was originally scheduled to expire at 5:00 p.m., Eastern Time, on June 26, 2009, to 5:00 p.m., Eastern Time, on July 10, 2009, unless further extended.
     On June 22, 2009, CF announced that it had received a standard, unqualified, “no action” letter from the Canadian Competition Bureau confirming that the Competition Commissioner does not intend to challenge CF’s proposed business combination with Terra.
     On June 23, 2009, Agrium announced that it had extended the expiration date of the Agrium Offer until 12:00 midnight, Eastern Time, on July 22, 2009. The Agrium Offer was previously set to expire at 12:00 midnight, Eastern Time, on June 22, 2009.
     On July 6, 2009, CF announced that it had further extended the expiration date of the Offer, which was scheduled to expire at 5:00 p.m., Eastern Time, on July 10, 2009, to 5:00 p.m., Eastern Time, on August 7, 2009, unless further extended. All other terms and conditions of the Offer remained unchanged. CF also announced that it had filed a certification with the FTC that it had substantially complied with the FTC’s Second Request. Pursuant to the HSR Act, the premerger waiting period will expire at 11:59 p.m., Eastern Time, on August 5, 2009, unless the FTC challenges CF’s substantial compliance with the Second Request.
     On July 20, 2009, Agrium announced that it had extended the expiration date of the Agrium Offer until 12:00 midnight, Eastern Time, on August 19, 2009. The Agrium Offer was previously set to expire at 12:00 midnight, Eastern Time, on July 22, 2009.
ITEM 8. ADDITIONAL INFORMATION.
     “Item 8. Additional Information” of the Statement is hereby amended and supplemented by adding the following under the heading “Regulatory Approvals—U.S. Antitrust Approval”:

     On July 6, 2009, CF announced that it had filed a certification with the FTC that it had substantially complied with the FTC’s Second Request. Pursuant to the HSR Act, the premerger waiting period will expire at 11:59 p.m., Eastern Time, on August 5, 2009, unless the FTC challenges CF’s substantial compliance with the Second Request.
     “Item 8. Additional Information” of the Statement is hereby amended and supplemented by adding the following under the heading “Regulatory Approvals—Canadian Antitrust Considerations”:
     On June 22, 2009, CF announced that it had received a standard, unqualified, “no action” letter from the Canadian Competition Bureau confirming that the Competition Commissioner does not intend to challenge CF’s proposed business combination with Terra.
ITEM 9. EXHIBITS.
     Item 9 is hereby amended and supplemented by adding the following exhibit.

Exhibit Number	Description
(a)(11)	Transcript of Terra Industries Inc.’s 2009 Second Quarter Results Conference Call dated July 23, 2009 (incorporated herein by reference to Terra Industries Inc.’s Rule 425 filing on July 24, 2009).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TERRA INDUSTRIES INC.
By:	/s/ John W. Huey
	Name:	John W. Huey
	Title:	Vice President, General Counsel and Corporate Secretary

Dated: July 24, 2009